EXHIBIT 12

The New York Times Company Ratio of Earnings to Fixed Charges (Unaudited)

	For the Years Ended
(In thousands, except ratio)	December 30, 2007(a)	December 31, 2006(b)	December 25, 2005	December 26, 2004	December 28, 2003
Earnings from continuing operations before fixed charges
Income/(loss) from continuing operations before income taxes and income/loss from joint ventures	$187,587	$(571,262)	$397,495	$429,065	$464,851
Distributed earnings from less than fifty-percent owned affiliates	7,979	13,375	9,132	14,990	9,299
Adjusted pre-tax earnings from continuing operations	195,566	(557,887)	406,627	444,055	474,150
Fixed charges less capitalized interest	49,435	69,245	64,648	54,222	56,886
Earnings from continuing operations before fixed charges	$245,001	$(488,642)	$471,275	$498,277	$531,036
Fixed charges
Interest expense, net of capitalized interest	$43,228	$58,581	$53,630	$44,191	$46,704
Capitalized interest	15,821	14,931	11,155	7,181	4,501
Portion of rentals representative of interest factor	6,207	10,664	11,018	10,031	10,182
Total fixed charges	$65,256	$84,176	$75,803	$61,403	$61,387
Ratio of earnings to fixed charges	3.75	–	6.22	8.11	8.65

Note: The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report on Form 10-K.

(a)  The Company adopted FIN 48 on January 1, 2007 (see Note 10 of the Notes to the Consolidated Financial Statements in this Annual Report on Form 10-K). The Company's policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.

(b)  Earnings were inadequate to cover fixed charges by $573 million for the year ended December 31, 2006, as a result of a non-cash impairment charge of $814.4 million.

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